Exhibit 99.1

Given Imaging
Second Quarter 2012
Financial Results Conference Call
August 8, 2012
9:00 a.m. ET

Operator:  Good day, ladies and gentlemen, and welcome to the Given Imaging Second Quarter 2012 Financial Results Conference Call. As a reminder, today's call is being recorded.

Now, for opening remarks and introductions, I will turn the call over to David Carey of Lazar Partners. David, please go ahead.

David Carey:  Good morning, and thank you for joining us. With us today from Given Imaging are Homi Shamir, President and CEO, Yuval Yanai, Chief Financial Officer, and David Mason, Chief Medical Officer. Before we begin, I'd like to read the following regarding forward-looking statements.

During the course of this conference call the company may make projections or other forward-looking statements regarding future events or the financial performance of Given Imaging. We wish to caution you that such statements reflect only the Company's current expectations, and that the actual events or results may differ materially.

You will kindly refer to the risk factors and cautionary language contained in the document that the company files with the Securities and Exchange Commission, including the company's Annual Report on Form 20-F filed March 7, 2012. The company undertakes no obligations to update any projections or forward-looking statements in the future.

In today's call, the company will make reference to certain non-GAAP financial measures including adjusted net income, adjusted net income per share, adjusted EBITDA, and adjusted operating expenses. The reconciliation of these non-GAAP measures to the most directly comparable GAAP measures can be found in the company's second quarter financial results press release, which is posted on the Given Imaging site.

I'll now turn the call over to Homi Shamir, President and CEO of Given Imaging.

Homi Shamir:  Thanks, David, and thanks for joining us today.

As you have seen in our press release, we generated revenue of $44.5 million this quarter. This is roughly equivalent to the same level of revenue achieved in the second quarter last year. Excluding the negative impact of the euro, second quarter revenue was $46 million.

Importantly, revenue this quarter was driven by 6% increase in revenues from the Americas region. The increase was a result of a modest increase in PillCam sales and a solid 13% increase in sales of our functional GI diagnostic products such as the Bravo pH Monitoring system, AccuView, Digitrapper, and others. We are encouraged that this is the second consecutive quarter of sales growth in the Americas region in what is a difficult operating environment.

In the EMEA region we increased PillCam capsule sales by 2% in the quarter to 15,500. However, revenue in the region was lower due to ongoing weaknesses in the Southern European countries and currency-related effects. Excluding foreign currency translation, revenue in the EMEA region would have increased by 3%. Despite the economic challenges in the region, we continue investing resources in the U.K., France, and Germany, where we believe there are significant growth opportunities.

In Japan we completed the transition from a distributor sales model to a hybrid model in which Given Imaging is taking a direct role in sales and marketing. This process took a few weeks longer than we had originally anticipated, and this delay, combined with the lower than expected sales in Australia and China, impacted second quarter growth in the APAC region.

One important influence on sales in the region going forward are the new reimbursement codes that took effect July 1 in Japan for the PillCam patency capsule for use with PillCam SB and the PillCam SB capsule for expanded indications. We are pleased that reimbursement is very broad, as it allows GI position to use PillCam SB as a primary tool for any small bowel indication. Previously, the main use for PillCam SB was in bleeding. So we believe that this is a substantial increase in the potential of use of PillCam SB.

Patency capsule clearance is a significant competitive advantage for Given Imaging, because in order for physicians to be reimbursed, the patency capsule will have to be used with our PillCam SB capsule for diagnosing Crohn's Disease, and Given Imaging is the only company offering this product.

Turning now to PillCam COLON. Yesterday we announced that we have completed the 885-patient PillCam COLON 2 clinical trial in the U.S. for submission to the FDA.  We have analyzed the majority of the data, and in our view it supports an FDA submission for visualization of the colon in patients who are unable to undergo colonoscopy, or in cases of incomplete colonoscopies.

We plan to submit this product for FDA clearance in the fourth quarter of this year, following a meeting we plan to have with the FDA in the near future. It is common to meet with the FDA prior to filing a marketing submission that contains clinical study results, and we believe that that meeting, and obtaining agency feedback, will clarify the matter to be addressed in the marketing application, and could expedite time to marketing clearance.

In Japan, we completed the 72-patient PillCam COLON trial for submission to PMDA, the Japanese regulatory authority. The trial has been designed to evaluate the use of PillCam COLON for visualization of the gastrointestinal mucosa for diagnosis of colonic pathologies. Based on our initial review of the trial data, we believe the results support submission for the intended indication. We plan to submit the results to PMDA in the fourth quarter of this year.

Based on market research we have done over the past couple of years, we believe that submission for the proposed indications in the U.S.A. and Japan will provide a significant opportunity for Given Imaging, with an addressable market we estimate to be $1.7 billion in our main markets, compromising 3.3 million procedures annually, 1 million of which are in the U.S. and 1 million in Japan. Also, it's worth pointing out that prior clearances for PillCam capsules have been for visualization and detection of abnormalities.

We will not pursue an indication for screening at this stage, but we continue to explore ways to expand the use of PillCam COLON 2 capsules for a screening indication in the U.S.

Let me spend a moment to explain what we refer as diagnostic opportunity for PillCam COLON, because this term is applied differently in various countries.

In the U.S. we believe PillCam COLON will be useful as a tool for evaluating symptomatic patients that are at a higher risk of complication from having colonoscopies.  Examples of patients with increased risk for colonoscopy include those who are on blood thinners for cardiovascular and other conditions, severe pulmonary diseases, and excessive risk from sedation among others. An additional 5% to 10% of colonoscopies are not completed for various reasons, increasing the risk of missed pathology or the potential for adverse events.

We believe that the use of PillCam COLON in this patient population may improve the standard of care for these patients, eliminate extra administrative burden required to perform a colon exam, and reduce the risk associated with radiology procedures.

From a business perspective, the clinical need for this patient type could provide an opportunity for expedited reimbursement and differentiate PillCam COLON against other non-therapeutic exams such as CT colonography, double contrast barium enema, stool tests, and blood tests. In addition, we think that GI physicians are more likely to initially embrace the use of PillCam COLON in this patient type as opposed to a routine screening, which could challenge their bread and butter colonoscopy practice.

In Japan, diagnostic use of PillCam COLON is initially expected to be for evaluation of patients who are symptomatic. Clinical examples include those who may have a positive FOBT, a sign of lower GI bleeding, severe pain, or who - the ones who refuse to (sic) have an increased risk from colonoscopy or who might otherwise have been sent for another test such as a radiology examination.

In Europe, where screening by colonoscopy is very limited, diagnostic use of PillCam COLON is seen in patients with incomplete colonoscopy, inflammatory bowel diseases, patients with positive FOBT test, or refuse colonoscopy, and in patients with high risk from sedation and bleeding.

In closing, we believe that PillCam COLON 2 is a great product which will play a significant role in helping GIs evaluate and treat patients. In fact, it's already being used by GIs in Europe. We estimated we would sell approximately $2 million PillCam COLON capsules in 2012, and we could achieve approaching $6 million in 2013. We believe that PillCam COLON, along with our core PillCam SB and functional GI diagnostic businesses, will enable us to deliver on our goal of reaching annual revenue of at least $450 million by 2016.

I will now turn the call over to Yuval, who will provide some addition details on our second quarter results.

Yuval Yanai  Thanks, Homi. As you mentioned, we achieved revenues of $44.5 million in the second quarter of 2012.

Total PillCam SB sales increased to 59,200 capsules in the second quarter of 2012, compared to 58,700 capsules in the same period in 2011.  In the Americas region, PillCam SB sales in the second quarter increased by 1% to 36,500 capsules, compared to the same period in 2011. PillCam SB sales in the EMEA region increased 2% to 15,500 capsules, while PillCam SB sales in the APAC region decreased by 3% to 7,100 capsules.

Worldwide sales of functional diagnostic products increased by 13% to $12.6 million in the second quarter of 2012 compared to $11.2 million in the same period last year. In the Americas region, functional diagnostic products revenue increased by 13% in the second quarter of 2012 to $9.9 million compared to $8.8 million in the same period last year. Functional diagnostics revenue in the EMEA region decreased by 11% to $1.6 million, while revenue in the APAC region increased 58% to $1 million.

Gross margin on a non-GAAP basis in the second quarter of 2012 was 78.2%, compared to gross margin of 76% in the second quarter of 2011. The increase was due primarily to a higher volume of production and a different product and geographic mix in this quarter. I would like to emphasize that we believe that we can maintain very high gross margins, however there will be quarterly fluctuations for reasons I just mentioned.

On a GAAP basis, operating profit was $3.4 million, compared to $2.5 million in the second quarter of 2011. Non-GAAP operating profit was $5.5 million, compared to $4.8 million in the second quarter of 2011.

We achieved a strong increase in both GAAP and non-GAAP earnings together with another quarter of strong cash flow. Net income on a GAAP basis for the second quarter of 2012 increased 59% to $3.0 million, or $0.10 per share, compared to $1.9 million, or $0.06 per share in the same quarter of last year. On a non-GAAP basis, net income for the second quarter of 2012 increased 21% to $4.9 million, or $0.16 per share on a fully diluted basis, compared to $4.1 million, $0.13 per share on a fully diluted basis in the second quarter of 2011.

Tax expenses were at the same level as in the second quarter of last year.

We generated this quarter $6.9 million in cash flow from operating activities, and we ended the quarter with a cash balance of $111.3 million and a debt free balance sheet.

The reconciliation between GAAP and non-GAAP earnings is available on our second quarter press release, which is posted on our web site.

I would like to spend a moment discussing our revised and refined 2012 financial guidance. Due to the difficult economic situation in Greece, Spain, Portugal, Italy, and other European countries, the weaker euro compared to the dollar, and lower than anticipated sales in the APAC region in the first half of the year, we are lowering our 2012 revenue guidance from a range of $190 million to $200 million, to a range of $185 million to $190 million. Earnings per share guidance for 2012 remains unchanged, although now we expect EPS to come in the lower end of the range of between 45 cents and 55 cents on a GAAP basis, and between 70 cents and 80 cents on a non-GAAP basis.

Moderator, you may now open the call to questions. Moderator?

Operator:  Yes, ladies and gentlemen, thank you. The question and answer session is conducted electronically. If you'd like to ask a question, please do so by pressing the star key followed by the digit 1 on your touch-tone phone. If you are using a speakerphone, be sure to disengage your mute function so that your signal can reach our equipment.

Again, star 1, and we'll go first today to Jeremy Feffer with Cantor Fitzgerald.

Jeremy Feffer:  Good morning. Thanks for taking my questions. I just wanted to start on COLON, and I think the explanation you gave makes a lot of sense.  I just want to follow up here on the timing. Because if all along that it seemed like the diagnostic path was going to be the more successful path, why - you know, why were you, I guess, going after screening in the first place? Why wasn't this the strategy all along?

Homi Shamir:  Jeremy, Homi. We wanted to try to open the door as much as we can and to have it wider as we can, and that was our strategy.  As we start understanding better the markets and how to take the product to the market, we look at this again, look at what could be possible impact on our revenue and our P&L, and we choose to work on something we feel secure, which is the visualization and diagnostic part of this approach.

Jeremy Feffer:  So with it - I just want to, then, be clear. So it wasn't necessarily something that you saw in the data that made you shift gears, or I guess was there something in the data that made you a little skittish?

Yuval Yanai:  Hi, Jeremy, this is Yuval. Well, I think that we are trying to be as clear as we could, saying that from the analysis of the results we came to the conclusion that going after visualization would probably get us to the target before. And at the same time I think we also mentioned that we are not giving up screening, and that will come over once we complete this session.

Yes, I think that as management, we have to evaluate what are the best routes to get to our target as quickly as possible, and we would like to get the PillCam COLON 2 approved in the U.S. as quickly as possible, be reimbursed and available for sale. And we thought before that we can do it together.  We found out that based on the results, we'd better go first after the visualization. And I think it was a good decision and the right time.

Jeremy Feffer:  Okay. I just wanted to shift gears on to the quarter. So Japan, you said that the transition to hybrid was taking a little bit longer. Do you expect that to be fully operational now for the third quarter?

Homi Shamir:  Yes, definitely. It is in fully operation during the third quarter. We're expecting the third and fourth quarter to be significant better or the second part of the year, significant better than the first part of this year.

Jeremy Feffer:  Okay, and what was the cause of the weakness you had in China and Australia? Was that macro-related? Was that any issues with anything specific to your business, or what was going on there?

Yuval Yanai:  Hi, Jeremy, Yuval again. Well, in Australia it's quite typical that the second half of the year is much stronger than the first one. Unfortunately we - always this year we tried to believe that that would be a smooth growth, and therefore I think we were a little bit more optimistic about the first half of the year. But it looks like second half of the year will compensate for the shortage of revenue.

Nothing to do with the economy or our products. It's probably a sales cycle that took place different than what we assumed to start with. China is a volatile market. There are quarters with relatively high revenues. There are then quarters with relatively low revenues. There are registration issues coming up and down on the time, but basically China represents a major opportunity for us, and we're sure that that will take a major portion of revenues going forward.

Jeremy Feffer:  Okay, and one more and then I'll hop off. So the balance sheet, so $111 million, any thoughts on uses of cash now, especially with the stock looking like it's going to be weak on the open? I know you've been targeting acquisition opportunities.  I don't know if you - if there's anything you're seeing, or given where the stock is, are there any other things you're considering doing with this cash?

Homi Shamir:  Good question.  We keep looking all the time for acquisitions. We think for what we have done, the first two acquisitions have been so successfully, we should continue on this path. And we will continue to see what we can do, and we are fully engaged all the time. Unfortunately, as of today, we have not find something that we can announce about it, but we will continue to look at it.

If you're referring for dividends or buyback some stock, as you know, in Israel we are in a special zone area. It looks like if we will be buying back shares or paying dividends, we'll be subject for taxation. And I think that's one of the things that we all the time are evaluating. Is it worthwhile to pay tax or we pay the tax when we pay the dividend?

Yuval Yanai:  Also, Jeremy, if I can add, I think that looking at our past performance in acquisitions, we did very well with the acquisition that we performed, because we think we have the appropriate available synergies that we can take into advantage.

And we think that at least, you know, one or two days of weakness of the stock shouldn't change our long-term target, which is going after more acquisitions that will expand the product portfolio, and we can take advantage of our manufacturing facilities in Israel and our strong sales force worldwide.

Jeremy Feffer:  Thank you very much.

Operator:  Ladies and gentlemen, again, I'd like to remind everyone, it is star 1 if you would like to ask a question. And we'll go next to Bryan Brokmeier with Maxim.

Bryan Brokmeier:  Hi, everyone. The - you said that you're targeting $2 million in 2012 and $6 million in 2013 in PillCam COLON sales, right? Is that correct?

Homi Shamir:  That's correct, Bryan.

Bryan Brokmeier:  And is that all in Europe or is that globally?

Homi Shamir:  That's mainly in Europe, because that's the main place. I mean in Europe we currently sell, hopefully, if we get approval both in Japan and in the U.S.A., earlier than what we anticipated, it also can influence this number to be higher. But at the moment it's mainly in Europe. We're selling the capsules also other places, in Latin America or in Canada, but those - the main thing, main area is coming from Europe.

Bryan Brokmeier:  Okay, and in 2011 it was about $900,000 in revenue from the PillCam COLON capsule? Is that correct?

Homi Shamir:  Roughly.

Bryan Brokmeier:  Roughly, okay.

Homi Shamir:  I mean today, just if you are interested, we think today, if we look at the results of this quarter, about 10% of the total amount of capsules came from PillCam COLON in the EMEA region.

Bryan Brokmeier:  Okay, and when do you plan to speak with the FDA? And is this meeting part of the normal process for an FDA submission?

Homi Shamir:  Dr. David Mason will answer that.

David Mason:  Yes, as I believe we've said earlier, the - going down this pathway for a product like this is fairly standard. It's a pre-submission meeting. We are approaching FDA, as we speak, about that, and we're hoping to have the meeting relatively soon so we can get on with our submission on the timeline that we've announced in the past.

Bryan Brokmeier:  Okay, and how much - to the $450 million target revenue in 2016 number that you talk about> how much of that do you expect to come from the PillCam COLON 2, and also does that include acquisitions?

Yuval Yanai:  We do not provide the details, but I can tell you that 100% of the amount that's included will be generated, and was planned to be generated, from visualization and not from screening. So basically the decision we made right now doesn't have any effect whatsoever on our mid and long-term plans.

Bryan Brokmeier:  Okay, and just on your base business, you talked about there was weakness in Greece, Spain, Portugal, and Italy. What percent of your total sales come from those four countries together?

Yuval Yanai:  The whole distribution market with us is probably about 15% of total revenues. We talk about probably, you know, between $10 million to $15 million annually, which is slowing down. This is not disappearing, but slowing down. And we have to very carefully monitor whether we are delivering or not. We have to make sure that our customers have the ability to pay, not because they are broke, but because local governments suspend payments for a period which are over 360 days. And we are not in a position to finance these organizations. So we have to be very, very cautious about this.

While speaking about EMEA, I would also remind everybody that we have still two strong economies, Germany and France. France is doing very well, and in Germany we continue to expect that reimbursement to become effective, hopefully before the end of the year. There is - I mean we cannot confirm anything, because it's a government decision, but obviously such a decision would expedite revenue growth in this region.

Homi Shamir:  Let me add also one thing for Yuval. We still expect EMEA to grow this year for us, obviously not on the same level that we used to have it before the strong double-digits, but still, considering all what's going in EMEA, it still will finish in euro-terms, we'll see a nice growth there.

Bryan Brokmeier:  Okay, thanks, and then just lastly, most of your Sierra and Bravo revenue is coming from the Americas. What are you going to do, or what have you been doing in order to stimulate growth of these products in EMEA and APAC? Thanks.

Homi Shamir:  Okay, first, if I look at the Bravo, you're fully correct. The Bravo, all of that's coming from the U.S.A. We're just launching a new Bravo data recorder that's capable to go for 96 hours. Together with that we have a very strong clinical work that was published showing the advantages of 96 hours.

With that, we will try to work on reimbursement, because it's almost not existed outside the U.S.A., and we believe that will help to sell the Bravo in those countries. Because it's a huge advantage of using the Bravo for 96 hours compared to even our catheter-based product that are only 24 hours.

Concerning the Sierra products, I believe we have international sales in about 30%. It's a strong growth, especially in Asia-Pacific. We made some changes, some in the distribution market in the EMEA, and we expect it to be also growing nicely. So - and also we are launching some new products there. So we're feeling good with all those directions.

Bryan Brokmeier:  Okay, thank you.

Operator:  We'll take our next question from Alastair Mackay with GARP Research & Securities.

Alastair Mackay:  Yes, I just wanted to go back to the COLON 2 trial. Your remarks imply that when you looked at the data so far that the predefined endpoints that the trial was based on as far as screening, that the U.S. trial did not meet those endpoints. Is that a fair statement?

David Mason:  Hi, it's David Mason here. No, I wouldn't say that's a fair statement. We didn't have a predefined endpoint. We really evaluated the data to where we are now, and we decided that considering the confluence of clinical, regulatory, reimbursement issues, that this is the most facile way to the goal line for getting a product both approved and reimbursed for sale in the United States.

Alastair Mackay:  Okay, and then if I could just ask a quick follow-up on that, can you just state what the approval pathway you're taking with this is? Will this be a straightforward 510(k)?

David Mason:  Yes. We are - we're planning to meet with the agency, and one of the issues in question is the regulatory pathway. We believe based upon previous conversations and the previous clearances of our products, and the fact that we have precedent for most of the components, that the 510(k) pathway is the one that will be followed. Of course it's up to the FDA to ultimately be the determinant or the arbiter of what the pathway will be, but we're falling in that path right now, which we've been doing all along.

Alastair Mackay:  But you have no reason to think that it - there's nothing to suggest that it would be a De Novo 510(k) at this point.

David Mason:  At this point we do not have any guidance or suggestion from the FDA that'll be elsewhere. Most of our clearances have been under the 510(k) process, whereas SB, in the past, was a De Novo. Again, FDA has several tools available to them, but we are pursuing the 510(k) pathway.

Alastair Mackay:  Okay, great. My other questions have been answered. Thank you.

Operator:  We'll take our next question from Eric Best with Best Holdings.

Eric Best:  Yes, hi, good morning. I have a couple of questions. Can you talk about - a bit about the book to bill in the first half? And my second question is, in order to - for you guys to meet the new guidance, you should have at least $50 million per quarter. I mean how comfortable do you guys feel with that?

Yuval Yanai:  Hi, Eric, this is Yuval speaking. First of all, book to bill, it's almost 100%. We don't have backlog, and therefore we basically bill what we book.  In the U.S., for example, a significant portion of revenues, which is the small bowel capsule, delivers within 24 hours from order.

So on one hand, I can say we don't have an order backlog. On the other hand, this is recurring business. So basically the last quarter our order rate is probably the basis of the current one. So I hope this answered the question of the book to bill. Regarding our confidence, well, we are - you know, we provided only yesterday our guidance for the year so you have to assume like we do that we have a reasonable level of confidence that we can achieve that. Obviously there are significant positive or adverse events that will affect the results differently, but if things are normal, we should be able to achieve it. Other than that, we wouldn't provide such guidance.

Eric Best:  Okay, my next questions, actually it was asked before, but I would like to reiterate. I think we spoke about it also before, prior. It's the buyback portion. I mean, Yuval, you just mentioned in the call you don't want to take a decision based on a one-day stock price drop. I just want to remind you, I mean the stock price fell almost 50% since February, and in the last six months you guys lost almost 50% of your market cap. So it's not a one-day deal.

And, you know, I mean for us as shareholders, I mean it's - you know, it's okay to pay a bit of tax, but, you know, and support the stock and try to push it higher. Obviously you guys think it's, you know, if you believe in your own projections of $450 million 2016, the stock is very undervalued here. So why don't you use the cash in hand and try to buy some stock?

Yuval Yanai:  It's a fair question, and perhaps there are other shareholders that probably will vote for paying a dividend and pay tax just to make everything clear. A buyback is like paying a dividend, and if we pay dividends from profits that were exempt from income tax, these profits are subject to 25% tax. Now we have to make the calculation, whether on every dollar that we spend on buyback shares, we have to pay 25 cents as tax.

You know, there are people that would probably vote for, people that vote against, but I think that at least for the time what I say, that we think we can be better support the share price and shareholders' value by making successful acquisitions. In the past we could only make acquisitions which were like in the range of $20 million or $30 million, now with $100 - over $100 million in cash, we can make bigger acquisitions. And as I said before, we have a proof of success. So from management point of view, higher value can be achieved by making acquisitions at least at this point of time, and not through paying the dividend.

Eric Best:  I mean I understand your logic, but I mean your share price has dropped significantly. So, you know, I mean you have to also, you know, just bring it to a vote and see what, you know, what the shareholders think about it.

Yuval Yanai:  Yes, maybe, but remember, we, as managers, we manage the company. We do not manage the share price, and we believe that if we do our task properly, meaning managing properly the company, the share price will follow. There are bumps on the road from time to time, but...

Homi Shamir:  And it's not everywhere being affected.

Eric Best:  I mean this is a huge bump. I don't know. It's not a little bump. So...

Yuval Yanai:  But there are bumps, yes.

Eric Best:  Thank you.

Homi Shamir:  Thank you.

Operator:  Ladies and gentlemen, this will conclude our question and answer session. I'll turn it back to Mr. Homi Shamir for closing remarks.

Homi Shamir:  Thanks, everyone, for joining us today. We will be presenting in the Morgan Stanley Unplugged Conference in New York on September 10, and in the UBS Life Sciences Conference, also in New York on September 19. We look forward to seeing many of you then. Thank you.

Operator:  Ladies and gentlemen, this does conclude our conference today. We thank you for your participation. Have a great rest of your day.

END